UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Buckeye GP Holdings L.P.

(Name of Issuer)

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

John A. Tisdale

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117

Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BGH GP Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ArcLight Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ArcLight Energy Partners Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ArcLight PEF GP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ArcLight Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso GP VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso GP VII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

CUSIP No. 118167105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEP VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,800,000 (See Note 1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,800,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 62.9% (See Note 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

Note 2:  Based on 26,938,000 Common Units and 1,362,000 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of March 22, 2007, as reported on the issuer’s annual report on Form 10-K for the year ended December 31, 2006.

Item 1.	Security and Issuer

                This statement on Schedule 13D relates to common units (“Common Units”) and management units convertible on a one-for-one basis into Common Units (“Management Units”) of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at Five TEK Park, 9999 Hamilton Blvd., Breinigsville, Pennsylvania 18031.  The Common Units and Management Units each represent limited partner interests in the Issuer.

Item 2.	Identity and Background

                This schedule is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i) BGH GP Holdings, LLC, a Delaware limited liability company (“Buyer”);
(ii) ArcLight Capital Partners, LLC, a Delaware limited liability company (“ArcLight”);
(iii) ArcLight Energy Partners Fund III, L.P., a Delaware limited partnership (“ArcLight Fund”);
(iv) ArcLight PEF GP III, LLC, a Delaware limited liability company (“ArcLight PEF”);
(v) ArcLight Capital Holdings, LLC, a Delaware limited liability company (“ArcLight Holdings” and, together with, ArcLight, ArcLight Fund and ArcLight PEF, the “ArcLight Entities” );
(vi) Kelso Investment Associates VII, L.P., a Delaware limited partnership (“Kelso VII”);
(vii) Kelso GP VII, L.P., a Delaware limited partnership (“Kelso GP LP”);
(viii) Kelso GP VII, LLC, a Delaware limited liability company (“Kelso GP LLC”); and
(ix) KEP VI, LLC, a Delaware limited liability company (“KEP” and, together with Kelso VII, Kelso GP LP and Kelso GP LLC, the “Kelso Entities”).
The principal business address of Buyer and each of the ArcLight Entities is: c/o ArcLight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, Massachusetts 02117

                The principal business address of the Kelso Entities is:

c/o Kelso & Company
320 Park Avenue
New York, New York 10022

                Buyer was formed to acquire and own the general partner of the Issuer and limited partner interests in the Issuer.

                ArcLight Fund is a private investment fund affiliated with, ArcLight which is a private firm investing in the energy industry that serves as an adviser to ArcLight Fund.  ArcLight PEF was formed to act as the general partner of ArcLight Fund.  ArcLight Holdings was formed to act as the owner of ArcLight, the manager of ArcLight PEF and a sub-adviser to ArcLight Fund.

                Kelso VII and KEP are two private investment funds affiliated with Kelso & Company, L.P., a Delaware limited partnership and a private investment firm specializing in acquisition transactions. The principal business of Kelso GP LP is serving as the general partner of Kelso VII.  The principal business of Kelso GP LLC is serving as the general partner of Kelso GP LP.

                ArcLight Fund, Kelso VII and KEP own membership interests in Buyer and, by virtue of their right to appoint designees to Buyer’s board of managers, may be deemed to have control over Buyer.

                Buyer, the ArcLight Entities and the Kelso Entities are together referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person.

                Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

                None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                As described in Item 4, the Reporting Persons have not acquired the Common Units and Management Units to which this statement relates.  Pursuant to that certain Purchase Agreement (the “Purchase Agreement”) dated as of April 3, 2007 among Carlye/Riverstone BPL Holdings II, L.P. (“C/R Holdings”), the limited partners of the Issuer named therein (“Management” and, together with C/R Holdings, the “Sellers”) and Buyer, Buyer has the right under certain circumstances to vote or direct the voting of the Common Units and Management Units to which this statement relates.  For a description of the Purchase Agreement, see Item 4, below, which is incorporated into this Item 3 by reference.  The Reporting Persons have not paid and do not expect to pay any consideration in connection with the voting rights set forth in the Purchase Agreement.  The Purchase Agreement is filed as Exhibit 2 to this schedule and incorporated into this Item 3 by reference.

Item 4.	Purpose of Transaction

                Pursuant to the Purchase Agreement, Buyer has agreed to buy and Sellers have agreed to sell all of the membership interests in the Issuer’s general partner, MainLine Management LLC (“MainLine”), which owns 2,830 Common Units.  In addition, Buyer will buy 15,021,897 Common Units owned by C/R Holdings, 1,233,273 Common Units and 1,362,000 Management Units owned by Management, all subject to the satisfaction of the closing conditions contained in the Purchase Agreement (the “Proposed Acquisition”).

                Prior to the closing of the Proposed Acquisition, Management will convert into Common Units the maximum number of convertible Management Units in accordance with the Issuer’s Amended and Restated Agreement of Limited Partnership dated as of August 9, 2006 (the “Partnership Agreement”).

                Pursuant Section 5.10 of the Purchase Agreement, from April 3, 2007 until June 30, 2007, Sellers have agreed to vote their Common Units and Management Units (i) against the approval of any proposal made in opposition to, or in competition with, the Proposed Transaction and (ii) except as otherwise agreed to in writing in advance by Buyer, any merger of or sale of assets by certain specified affiliates of the Issuer or any action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposed Acquisition.  Sellers have also granted Buyer a proxy to vote their interests consistent with these provisions.

                Buyer entered into the Proposed Acquisition for investment purposes. In addition to the voting rights described above, the Reporting Persons intend, following the closing of the Proposed Acquisition, to participate in and influence the affairs of the Issuer through Buyer’s ownership and control of, and rights to appoint directors to the board of directors of, MainLine and through the exercise of their voting rights with respect to the Common Units and Management Units Buyer will own.

                Pursuant to the Purchase Agreement, William H. Shea, Jr., Michael B. Hoffman, Andrew W. Ward and E. Bartow Jones will resign from the board of directors of MainLine upon the closing of the Proposed Acquisition.  Buyer will fill the vacancies on the board of directors of MainLine created by those resignations.

                Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this schedule.

                References to and descriptions of the Purchase Agreement in this Item 4 are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit 2 to this schedule and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

                (a) - (b)   The Reporting Persons may be deemed to be the beneficial owners of 16,438,000 Common Units and 1,362,000 Management Units (together representing approximately 62.9% of the Common Units and Management Units outstanding as of March 22, 2007, according to the Issuer) by virtue of their power to vote or direct the voting of the Common Units and the Management Units, but only as to the matters and in the manner set forth in the Purchase Agreement.  Except as stated in the preceding sentence, the Reporting Persons do not have power to vote or direct the voting of the Common Units or the Management Units, nor do they have the sole or shared power to dispose or to direct the disposition of the Common Units or the Management Units.  To the knowledge of the Reporting Persons, no Common Units or Management Units are beneficially owned by any of the persons named in Schedule A.

                (c)           Except for the transactions contemplated by the Purchase Agreement, no transactions in Common Units or Management Units were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule A hereto, during the past 60 days.

                (d)           Not applicable.

                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Limited Liability Company Agreement of Buyer

                Pursuant to the Limited Liability Company Agreement of Buyer, management of the affairs of Buyer, which includes the voting of the Common Units and the Management Units under the circumstances and in the manner set forth in the Purchase Agreement, is vested in the Board of Managers of Buyer.

Joint Filing Agreement

                The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed as Exhibit 1 to this schedule and incorporated into this Item 6 by reference,

pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Purchase Agreement

                Pursuant to the Purchase Agreement, Buyer agreed to buy and the Sellers agreed to sell all of the membership interests in MainLine, 15,021,897 Common Units owned by C/R Holdings, 2,830 Common Units owned by MainLine and 1,233,273 Common Units and 1,362,000 Management Units owned by Management, all subject to the satisfaction of the closing conditions contained in the Purchase Agreement. The Purchase Agreement is filed as Exhibit 2 to this schedule and is incorporated into this Item 6 by reference, and the description set forth above is qualified in its entirety by reference thereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement (filed herewith).
Exhibit 2	Purchase Agreement dated as of April 3, 2007 (filed herewith).†
Exhibit 3	Powers of Attorney (filed herewith).

†       Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2007.

BGH GP HOLDINGS, LLC
By:	/s/ Frank Loverro
Frank Loverro
Manager
ARCLIGHT CAPITAL PARTNERS, LLC
By:	/s/ Daniel R. Revers
Daniel R. Revers
Managing Partner
ARCLIGHT ENERGY PARTNERS FUND III, L.P.
By:	ARCLIGHT PEF GP III, LLC, its general partner
By:	ARCLIGHT CAPITAL HOLDINGS, LLC, its manager
By:	/s/ Daniel R. Revers
Daniel R. Revers
Managing Partner

ARCLIGHT PEF GP III, LLC
By:	ARCLIGHT CAPITAL HOLDINGS, LLC, its manager
By:	/s/ Daniel R. Revers
Daniel R. Revers
Managing Partner
ARCLIGHT CAPITAL HOLDINGS, LLC
By:	/s/ Daniel R. Revers
Daniel R. Revers
Managing Partner
KELSO INVESTMENT ASSOCIATES VII, L.P.
By:	KELSO GP VII, L.P., its general partner
By:	KELSO GP VII, LLC, its general partner
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member
KELSO GP VII, L.P.
By:	KELSO GP VII, LLC, its general partner
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member
KELSO GP VII, LLC
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member
KEP VI, LLC
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

Schedule A

Board of Managers of BGH GP Holdings, LLC

Daniel R. Revers

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

Principal Occupation:

Citizenship: USA

Frank J. Loverro

c/o Kelso & Company

320 Park Avenue

New York, NY 10022

Principal Occupation:

Citizenship: USA

ArcLight Entities

                The following table sets forth the name and present principal occupation of each executive officer of ArcLight and ArcLight Holdings. The business address of each such person other than Messrs. Turner and Picotte is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117.  The business address of Messrs. Turner and Picotte is c/o ArcLight Capital Partners, LLC, 152 West 57th Street, 53rd Floor, New York , NY 10019.  Each such person is a citizen of the United States.

Executive Officers	Present Principal Employment
Daniel R. Revers	Managing Partner
Robb E. Turner	Senior Partner
Christopher J. Picotte	Managing Director
John A. Tisdale	General Counsel
Mark A. Tarini	Managing Director
Carter A. Ward	Managing Director
Kevin M. Crosby	Managing Director
Laurence E. Molke	Managing Director

                Messrs. Revers and Turner also constitute the Board of Managers of ArcLight Holdings.

Kelso Entities

                The following table sets forth the name and present principal occupation of each managing member of Kelso VII, Kelso GP LP, Kelso GP LLC and KEP. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Employment
Frank T. Nickell	President and Chief Executive Officer of Kelso
Thomas R. Wall, IV	Managing Director of Kelso
George E. Matelich	Managing Director of Kelso
Michael B. Goldberg	Managing Director of Kelso
David I Wahrhaftig	Managing Director of Kelso
Frank K. Bynum, Jr.	Managing Director of Kelso
Philip E. Berney	Managing Director of Kelso
Frank J. Loverro	Managing Director of Kelso
James J. Connors, II	Managing Director and General Counsel of Kelso